ALTAGAS ANNOUNCES STRONG THIRD QUARTER RESULTS

Continued Execution on AltaGas’ Long-term Strategic Plan Positions the Company to Deliver on 2021 Financial Guidance and Drive Further Long-term Stakeholder Value Creation

Calgary, Alberta (October 28, 2021)

AltaGas Ltd. ("AltaGas" or the "Company") (TSX: ALA) today reported third quarter 2021 financial results and provided an update on the Company's operations.

HIGHLIGHTS
(all financial figures are unaudited and in Canadian dollars unless otherwise noted)
▪Normalized FFO per share1 of $0.61 in the third quarter of 2021 compared to $0.40 in the third quarter of 2020, representing 53% year-over-year growth and continues to provide the foundation for increased returns of capital to shareholders and to fund ongoing organic expansion.
▪Normalized EPS1 of $0.02 in the third quarter of 2021 compared to $0.04 in the third quarter of 2020 and positions AltaGas well to deliver on 2021 financial guidance.
▪Normalized EBITDA1 of $244 million in the third quarter of 2021 compared to $213 million in third quarter of 2020, representing 15% year-over-year growth. Results reflected strong execution across the platform, particularly within the Midstream segment which demonstrated robust growth across the business.
▪Midstream normalized EBITDA of $186 million in the third quarter of 2021 compared to $114 million in the third quarter of 2020, representing a 63% year-over-year increase. Performance included record global export volumes of liquified petroleum gases (LPGs) that averaged approximately 105,000 Bbls/d to Asia, an 11% year-over-year increase in gathering and processing volumes, and a 15% year-over-year increase in fractionation and liquids handling volumes.
▪Utilities normalized EBITDA of $62 million in the third quarter of 2021 compared to $80 million in the third quarter of 2020. The largest factors behind the year-over-year decrease were the one-time pension accounting adjustment in the third quarter of 2020 and the unfavourable impact of the CAD/USD exchange rate, partially offset by continued Accelerated Pipeline Replacement (ARP) investments and the impact of the Maryland and D.C. rate cases.
▪Washington Gas received approval from the Maryland Public Service Commission (PSC) to support the Piscataway Bioenergy Project, which is AltaGas’ first renewable natural gas (RNG) project in partnership with the Washington Suburban Sanitary Commission (WSSC Water) to transform biowaste into renewable energy.
▪Subsequent to quarter-end, AltaGas filed an application with the Canada Energy Regulator for a 25-year butane export license for 40,000 Bbls/d. The application is a proactive step to ensure AltaGas and its partners are positioned to continue to connect the growing LPG production volumes from Western Canada that exceed local demand to global markets, which benefits its upstream and downstream customers.

CEO MESSAGE
“AltaGas’ diversified business model delivered another strong quarter with results underpinned by the Company executing on its corporate strategy of operating long-life energy infrastructure assets that connect markets and provide resilient and durable value for our stakeholders” said Randy Crawford, President and Chief Executive Officer. “Normalized EBITDA increased 15% year-over-year, which was in-line with our expectations, and continued to provide steady returns that are compounding value for our stakeholders.

1. Non-GAAP measure; see discussion in the advisories of this news release and reconciliation to US GAAP financial measures shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended September 30, 2021, which is available on www.sedar.com;.

“Our Midstream business continued to benefit in the quarter from our industry-leading LPG export capabilities, our strategic position in the Montney and our alignment with leading producers that have long-term development plans for the basin. The operational synergies of the combined AltaGas and Petrogas businesses also continued to be demonstrated in the third quarter, which is driving better outcomes for all our stakeholders. For the second consecutive quarter we achieved record global export volumes by shipping approximately 105,000 Bbls/d of LPGs to Asia, which was spread over 18 very large gas carriers (VLGCs). As we look ahead, we are pleased with the pace of the activity recovery that we are experiencing across the basin and we remain well-positioned to capitalize on the corresponding growth of LPG’s that we expect from the increasing rig counts.

“Our Utilities operations continue to reflect the regulatory, capital and cost discipline that we have been focused on instilling over the past two years. As evidenced by the current global energy shortage and cascading negative effects that are taking place across the world, we continue to believe in the role, benefits, and reliability that responsibly sourced natural gas will provide to our customers as we embrace the energy evolution. Consistent with that message, I am excited to share that Washington Gas received Maryland PSC approval to support the Piscataway Bioenergy project, which is Washington Gas’ first RNG project in partnership with WSSC Water to transform sewage waste into renewable energy. Our Utilities are well-positioned to facilitate increased RNG development and provide access to end market use for these environmentally responsible and emerging forms of energy."

BUSINESS PERFORMANCE
Utilities

The Utilities segment reported normalized EBITDA of $62 million in the third quarter of 2021 compared to $80 million in the third quarter of 2020. Results were reflective of typical seasonality in the summer and fall when natural gas demand declines during the shoulder season. During the third quarter of 2021, AltaGas’ results were also reflective of warmer-than-normal weather in Michigan and colder-than-normal weather in Alaska, where the Company does not have decoupled rate structures like AltaGas’ two larger jurisdictions in Maryland and Virginia. Year-over-year performance was impacted by the $17 million favourable pension accounting change that took place in the third quarter of 2020 and did not take place in the third quarter of 2021 as well as the unfavourable move in the CAD/USD foreign exchange rate which drove a $4 million year-over-year decrease in the third quarter of 2021 results.

AltaGas continued to execute on the Company’s various ARPs in the quarter with an ongoing focus on replacing aging infrastructure to improve the safety and reliability of the system. Over time, these investments should reduce operating costs and emissions through leak reductions, which drive better customer, environmental and societal outcomes. AltaGas also continues to focus on cost efficiency and improving customer service. The Utilities segment also benefited from a strong price environment with higher gas margins in the Retail business, increased returns on pension assets, continued customer growth and lower COVID-19 related costs. These were partially offset by higher G&A and lower power margins from WGL’s retail business.

Midstream

The Midstream segment reported normalized EBITDA of $186 million in the third quarter of 2021, a 63% year-over-year increase. Robust growth was attributed to solid execution across the platform, the Company’s increased ownership in Petrogas, record global export volumes, and continued growth in throughput volumes. Midstream results in the third quarter of 2021 were also positively impacted by approximately $20 million due to recognizing revenue for LPG export cargos that were loaded at the end of the third quarter at spot prices with the offsetting hedge not being realized until delivery at the destination point in the fourth quarter. These strong results were partially offset by no Allowance for Funds Used During Construction (AFUDC) being recorded on the Mountain Valley Pipeline, a blend and extend contract at the Gordondale plant that was signed in 2018 with the impact of the lower processing fees being recognized for accounting purposes starting in 2021, and the loss of contribution from the U.S. Transportation and Storage business following the monetization that took place on those assets during the second quarter of 2021, with all of these events having benefited results in the comparable quarter of 2020.

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Global exports contributed $106 million in normalized EBITDA during the quarter ($86 million, prior to the previously mentioned hedging timing issue) and achieved record volumes of 105,070 Bbls/d of LPGs shipped to Asia, which was spread across 18 VLGCs. This included the Ridley Island Propane Export Terminal (RIPET) shipping an average of 58,056 Bbls/d of propane across nine ships and the Ferndale terminal exporting an average of 47,014 Bbls/d of combined butane and propane across nine ships in the quarter. Record global export volumes were underpinned by strong operating efficiencies across the two terminals, ongoing operational synergies through sharing best practices, strong demand for North American LPGs in Asia, and ongoing growth in throughput volumes in AltaGas’ gas processing and fractionation facilities.

AltaGas’ integrated Midstream business is strategically positioned and supported by the rising global demand for cleaner burning fuels, including natural gas and LPGs, and the abundant low-cost supply within the Western Canadian Sedimentary Basin, which is expected to play a growing role in helping provide long-term energy security in the growing Asian markets. AltaGas’ gathering and processing volumes increased 11% year-over-year in the third quarter of 2021 while fractionation and liquids handling volumes increased 15% year-over-year. Growth within AltaGas' facilities continued to be more pronounced within Montney facilities compared to facilities outside this region.

AltaGas' realized frac spread averaged $12.63/Bbl, after transportation costs, as 94% of AltaGas' frac exposed volumes were hedged at approximately $26/Bbl in the quarter, prior to transportation costs. AltaGas remains well hedged through the remainder 2021 with approximately 95% of fourth quarter of 2021 expected frac exposed volumes hedged at approximately $26/Bbl, prior to transportation costs, and 66% of fourth quarter 2021 expected global export volumes tolled or financially hedged. The latter includes an average FEI to North American financial hedge price average of US$12.64/Bbl, including both propane and butane for the hedged and non-tolled volumes.

Q3 2021 and Q4 2021 Midstream Hedge Program

	Q3 2021	Q4 2021
Global Exports volume hedged (%)(1)	86	66
Average propane/butane FEI to North America Average hedge (US$/Bbl)(2)	12.44	12.64
Fractionation volume hedged (%)	94	95
Frac spread hedge rate - (CAD$/Bbl)(3)	25.86	25.67
(1) Approximate expected volume hedged, includes contracted tolling volumes and financial hedges; based on the assumption of average exports of 90 MBbls/d.
(2) Approximate average for the period; does not include physical differential to FSK for C3 volumes.
(3) Approximate average for the period.

Corporate/Other

The Corporate/Other segment reported a normalized EBITDA loss of $4 million, compared to $19 million earned in the same quarter of 2020. The $23 million year-over-year decrease was driven by the combination of higher expenses related to employee incentive plans as a result of AltaGas' rising share price over the course of 2021, the monetization of Pomona Energy Storage Inc. and AltaGas Ripon Energy Inc. in the third quarter of 2020, and the absence of recoveries related to the Canada Emergency Wage Subsidy that were present in the third quarter of 2020.

CONSOLIDATED FINANCIAL PERFORMANCE
Normalized EBITDA for the third quarter of 2021 was $244 million, which represented an approximate 15% year-over-year increase compared to $213 million for the same quarter in 2020. The factors leading to the variance are described in the Business Performance section above. For the third quarter of 2021, the average CAD/USD foreign exchange rate decreased to 1.26 from an average of 1.33 in the same quarter of 2020, resulting in a decrease in normalized EBITDA of approximately $6 million on a consolidated basis.

Normalized net income was $5 million or $0.02 per share for the third quarter of 2021, compared to normalized net income of $12 million or $0.04 per share reported for the same quarter of 2020. Higher normalized EBITDA

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was more than offset by higher net income applicable to non-controlling interests, higher depreciation and amortization expense and higher normalized income tax expense due to adjustments to accumulated deferred tax liabilities.
Normalized FFO for the third quarter of 2021 was $170 million ($0.61 per share), compared to $112 million ($0.40 per share) for the same quarter in 2020. The increase was mainly due to the same previously referenced factors impacting normalized EBITDA, partially offset by higher interest expense.
Depreciation and amortization expense for the third quarter of 2021 was $111 million, compared to $108 million for the same quarter in 2020. The increase was mainly due to new assets placed in-service and amortization expense on Petrogas assets upon consolidation.
Interest expense for the third quarter of 2021 was $69 million, compared to $65 million for the same quarter in 2020. The increase in interest expense was mainly due to higher average debt balances, partially offset by lower average interest rates and a lower average CAD/USD foreign exchange rate.
Q3 2021 Consolidated Financial Results

	Three Months Ended September 30
($ millions)	2021	2020
Segmented Normalized EBITDA (1)
Utilities	62	80
Midstream	186	114
Sub-total: Operating Segments	$248	$194
Corporate/Other	(4)	19
Normalized EBITDA (1)	$244	$213
Add (deduct):
Depreciation and amortization	(111)	(108)
Interest expense	(69)	(65)
Normalized Income Tax Expense	(18)	(6)
Preferred share dividends	(13)	(16)
Other (3)	(28)	(6)
Normalized net income (1)	$5	$12

Net income (loss) applicable to common shares	$25	$(47)

($ per share, except shares outstanding)	2021	2020
Shares outstanding - basic (millions)
During the period (2)	280	279
End of period	280	279

Normalized net income - basic (1)	0.02	0.04
Normalized net income - diluted (1)	0.02	0.04

Net income (loss) per common share - basic	0.09	(0.17)
Net income (loss) per common share - diluted	0.09	(0.17)
(1)Non‑GAAP financial measure; see discussion in Non‑GAAP Financial Measures section at the end of this news release.
(2)Weighted average.
(3)"Other" includes non-controlling interest portion of non-GAAP adjustments, accretion expense, net income applicable to non-controlling interests, and foreign exchange gains (losses).

AltaGas Ltd. – Press Release Q3 2021 – 4

FORWARD FOCUS, GUIDANCE AND FUNDING
Looking ahead, AltaGas continues to be focused on many of the same priorities the Company has over the past two and half years. This includes executing on AltaGas’ long-term corporate strategy of building a diversified platform that operates long-life energy infrastructure assets that are positioned to provide resilient and durable value for the Company’s stakeholders.

AltaGas continues to focus on delivering durable and growing EPS and FFO per share while targeting lowering leverage ratios and increasing margins of safety within the business over time. This strategy should support steady dividend growth and provide the opportunity for ongoing capital appreciation for its long-term shareholders.

AltaGas is reiterating its 2021 increased guidance ranges that were provided in April 2021, including:

•2021 Normalized EPS guidance is $1.65 - $1.80 per share.

•2021 Normalized EBITDA guidance is $1.475 billion - $1.525 billion.

AltaGas' 2021 capital expenditure plan is being reduced from $910 million to $850 million, excluding asset retirement obligations. The largest drivers for the reduction are: 1) a lower forecasted Utilities spend, which is partially driven by a stronger CAD/USD foreign exchange rate, which reduces the cost of capital expenditures in Canadian dollar terms; and 2) select Midstream spending now expected to rollover into early 2022 instead of 2021. The capital expenditures program remains heavily weighted towards the lower-risk Utilities business and is comprised primarily of ARP and system betterment projects that are anticipated to deliver stable and transparent rate base growth and strong risk-adjusted returns. These investments are directed at delivering improved long-term customer, safety and environmental outcomes.

MONTHLY COMMON SHARE DIVIDEND AND QUARTERLY PREFERRED SHARE DIVIDENDS

The Board of Directors approved the following schedule of Dividends:

Type	Dividend (per share)	Period	Payment Date	Record
Common Shares[1]	$0.0833	n.a.	15-Dec-21	25-Nov-21
Series A Preferred Shares	$0.19125	30-Sep-21 to 30-Dec-21	31-Dec-21	16-Dec-21
Series B Preferred Shares	$0.17883	30-Sep-21 to 30-Dec-21	31-Dec-21	16-Dec-21
Series C Preferred Shares	US$0.330625	30-Sep-21 to 30-Dec-21	31-Dec-21	16-Dec-21
Series E Preferred Shares	$0.337063	30-Sep-21 to 30-Dec-21	31-Dec-21	16-Dec-21
Series G Preferred Shares	$0.265125	30-Sep-21 to 30-Dec-21	31-Dec-21	16-Dec-21
Series H Preferred Shares	$0.204038	30-Sep-21 to 30-Dec-21	31-Dec-21	16-Dec-21
Series K Preferred Shares	$0.3125	30-Sep-21 to 30-Dec-21	31-Dec-21	16-Dec-21
(1)    Eligible dividend for Canadian income tax purposes

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CONSOLIDATED FINANCIAL REVIEW

	Three Months Ended September 30		Nine Months Ended September 30
($ millions, except normalized effective income tax rate)	2021	2020	2021	2020
Revenue	2,339	969	7,433	3,897
Normalized EBITDA (1)	244	213	1,148	918
Net income (loss) applicable to common shares	25	(47)	386	437
Normalized net income (1)	5	12	389	249
Total assets	21,303	19,799	21,303	19,799
Total long-term liabilities	11,302	9,886	11,302	9,886
Net additions of property, plant and equipment	209	142	210	530
Dividends declared (2)	70	67	211	201
Cash from (used by) operations	209	(48)	895	765
Normalized funds from operations (1)	170	112	910	675
Normalized effective income tax rate (%) (1)	28.6	15.8	21.6	22.7

	Three Months Ended September 30		Nine Months Ended September 30
($ per share, except shares outstanding)	2021	2020	2021	2020
Net income (loss) per common share - basic	0.09	(0.17)	1.38	1.56
Net income (loss) per common share - diluted	0.09	(0.17)	1.37	1.56
Normalized net income - basic (1)	0.02	0.04	1.39	0.89
Normalized net income - diluted (1)	0.02	0.04	1.38	0.89
Dividends declared (2)	0.25	0.24	0.75	0.72
Cash from (used by) operations	0.75	(0.17)	3.20	2.74
Normalized funds from operations (1)	0.61	0.40	3.25	2.42
Shares outstanding - basic (millions)
During the period (3)	280	279	280	279
End of period	280	279	280	279
(1)Non‑GAAP financial measure; see discussion in Non-GAAP Financial Measures section of this MD&A.
(2)Dividends declared per common share per month: $0.08 beginning on December 27, 2018, increased to $0.0833 per share beginning December 2020.
(3)Weighted average.

CONFERENCE CALL AND WEBCAST DETAILS
AltaGas will hold a conference call today, October 28, at 8:00 a.m. MT (10:00 a.m. ET and 14:00 BST) to discuss third quarter results for 2021 and other corporate developments.

Members of the investment community and other interested parties may dial 1-416-764-8659 or toll free at 1-888-664-6392. Please note that the conference call will also be webcast. To listen, please go to http://www.altagas.ca/invest/events-and-presentations. The webcast will be archived for one year.

Shortly after the conclusion of the third quarter call, a replay will be available commencing at 10:00 a.m. MT (12:00 p.m. ET) on October 28, 2021 by dialing 416-764-8677 or toll free 1-888-390-0541. The passcode is 369978#. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on November 4, 2021.

AltaGas’ unaudited condensed interim Consolidated Financial Statements and accompanying notes for the third quarter ended September 30, 2021, as well as its related Management’s Discussion and Analysis, are now available online at www.altagas.ca. All documents will be filed with the Canadian securities regulatory authorities and will be posted under AltaGas’ SEDAR profile at www.sedar.com.

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ABOUT ALTAGAS
AltaGas is a leading North American energy infrastructure Company that connects NGLs and natural gas to domestic and global markets. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.
For more information visit www.altagas.ca or reach out to one of the following:
Jon Morrison
Senior Vice President, Investor Relations & Corporate Development
Jon.Morrison@altagas.ca

Adam McKnight
Director, Investor Relations
Adam.McKnight@altagas.ca

Investor Inquiries
1-877-691-7199
investor.relations@altagas.ca

Media Inquiries
1-403-206-2841
media.relations@altagas.ca

FORWARD-LOOKING INFORMATION
This news release contains forward-looking information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: belief that that natural gas and LPGs will remain critical pieces of the long-term global energy picture; lower-carbon focus; focus on AltaGas’ long term strategy; expectation for ongoing dividend growth; expected 2021 Normalized EPS guidance of $1.65 - $1.80 per share; expected 2021 Normalized EBITDA guidance of $1.475 billion - $1.525 billion; expected capital expenditure plan reduction to approximately $850 million; expectation for certain Midstream capital expenditures to roll into 2022; planned segment allocation of 2021 capital expenditures; and expected dividend payments and dates of payment.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: number of ships and export levels from the Ferndale and RIPET facilities, current forward curves, effective tax rates, the U.S./Canadian dollar exchange rate, the impact of the COVID-19 pandemic, financing initiatives, propane price differentials, degree day variance from normal, pension discount rate, the performance of the businesses underlying each sector, impacts of the hedging program, commodity prices, weather, frac spread, access to capital, timing and receipt of regulatory approvals, planned and unplanned plant outages, timing of in-service dates of new projects and acquisition and divestiture activities, operational expenses, returns on investments, and dividend levels.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: risk related to COVID -19; health and safety risks; risks related to the integration of Petrogas; operating risks; regulatory risks; cyber security, information, and control systems; litigation risk; climate-related risks, including carbon pricing; changes in law; political uncertainty and civil unrest; infrastructure risks; service interruptions; decommissioning, abandonment and reclamation costs; reputation risk; weather data; Indigenous land and rights claims; crown duty to consult with Indigenous peoples; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; debt financing, refinancing, and debt service risk; interest rates; technical systems and processes incidents; dependence on certain partners; growth strategy risk; construction and development; transportation of petroleum products; impact of competition in AltaGas' businesses; counterparty credit risk; market risk; composition risk;

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collateral; rep agreements; delays in U.S. Federal Government budget appropriations; market value of common shares and other securities; variability of dividends; potential sales of additional shares; volume throughput; natural gas supply risk; risk management costs and limitations; underinsured and uninsured losses; commitments associated with regulatory approvals for the acquisition of WGL; securities class action suits and derivative suits; electricity and resource adequacy prices; cost of providing retirement plan benefits; labor relations; key personnel; failure of service providers; compliance with Section 404(a) of Sarbanes-Oxley Act; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2020 and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com.

NON-GAAP MEASURES

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended September 30, 2021. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income (Loss) using net income (loss) adjusted for pre‑tax depreciation and amortization, interest expense, and income tax expense (recovery). Normalized EBITDA includes additional adjustments for transaction costs related to acquisitions and dispositions, unrealized losses (gains) on risk management contracts, gains on investments, gains on sale of assets, restructuring costs, dilution loss on equity investment, COVID-19 related costs, provisions (reversal of provisions) on assets, provisions on investments accounted for by the equity method, foreign exchange gains, and accretion expenses related to asset retirement obligations. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is used by Management to enhance the understanding of AltaGas' earnings over periods. The metric is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

Normalized EPS is calculated as normalized net income divided by the average number of shares outstanding during the period. Normalized net income is calculated from the Consolidated Statements of Income (Loss) using net income (loss) applicable to common shares adjusted for transaction costs related to acquisitions and dispositions, unrealized losses (gains) on risk management contracts, non-controlling interest portion of non-GAAP adjustments, gains on investments, gains on sale of assets, provisions on assets, restructuring costs, dilution loss on equity investment, COVID-19 related costs, and provisions on investments accounted for by the equity method. Normalized net income per share is used by Management to enhance the comparability of AltaGas’ earnings, as these metrics reflect the underlying performance of AltaGas’ business activities.

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Funds from operations is calculated from the Consolidated Statements of Cash Flows and is defined as cash from operations before net changes in operating assets and liabilities and expenditures incurred to settle asset retirement obligations. Normalized funds from operations is calculated based on cash from operations and adjusted for changes in operating assets and liabilities in the period and non-operating related expenses (net of current taxes) such as transaction and financing costs related to acquisitions and dispositions, COVID-19 related costs, and restructuring costs. Normalized funds from operations is used to assist Management and investors in analyzing the liquidity of the Corporation. Management uses this measure to understand the ability to generate funds for capital investments, debt repayment, dividend payments, and other investing activities.

Net debt is used by the Corporation to monitor its capital structure and financing requirements. It is also used as a measure of the Corporation’s overall financial strength and is presented to provide this perspective to analysts and investors. Net debt is defined as short-term debt (excluding third-party project financing obtained for the construction of certain energy management services projects), plus current and long-term portions of long-term debt, less cash and cash equivalents.

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